                                   PROJECTIONS

Reference is made to the Plan of Reorganization (the "Plan") filed by Petroleum Geo-Services ASA ("PGS") on July 29, 2003 with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Capitalized terms not otherwise defined in this document shall have the meaning ascribed to them in the Plan.

Set forth below is the projected financial information relating to PGS (the "Projections") filed with the Bankruptcy Court as an exhibit to the Disclosure Statement for the Plan.

RESPONSIBILITY FOR AND PURPOSE OF THE PROJECTIONS

As a condition to confirmation of a plan of reorganization, the Bankruptcy Code requires, among other things, that the Bankruptcy Court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor. In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies this feasibility standard, the Debtor's management has, through the development of the Projections, analyzed the ability of the Reorganized Company to meet its obligations under the Plan while maintaining sufficient liquidity and capital resources to conduct its business. The Projections were also prepared to assist each holder of an Allowed Claim or Allowed Existing Ordinary Share in voting classes in determining whether to accept or reject the Plan. The Projections were prepared based on the expected results of the Reorganized Company, which includes the Debtor and its non-filing subsidiaries. SEE SECTION IV OF THE DISCLOSURE STATEMENT, "RISK FACTORS," FOR FURTHER DISCUSSION OF THE RISKS ASSOCIATED WITH THE PROJECTIONS.

The Projections should be read in conjunction with the assumptions, qualifications and comments to the table containing the Projections, the historical consolidated financial information (including the notes and schedules thereto) and other information in the public filings of PGS. The Projections were prepared in good faith based on assumptions believed to be reasonable and applied in a manner consistent with past practice. A significant number of assumptions about the operations of the business after the Commencement Date used in the Projections were based, in part, on economic, competitive, and general business conditions prevailing at the time the Projections were developed. While as of the date of the Disclosure Statement, such conditions have not materially changed, any future changes in these conditions may materially impact the ability of the Reorganized Company to achieve the Projections.

THE PROJECTIONS WERE NOT PREPARED TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE DEBTOR'S INDEPENDENT ACCOUNTANT, ERNST & YOUNG AS, HAS NEITHER COMPILED NOR EXAMINED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION TO DETERMINE ITS REASONABLENESS AND, ACCORDINGLY, HAS NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE FINANCIAL INFORMATION.

THE DEBTOR DOES NOT, AS A MATTER OF COURSE, PUBLISH PROJECTIONS OF ITS ANTICIPATED FINANCIAL POSITION, RESULTS OF OPERATIONS OR CASH FLOWS. ACCORDINGLY, NEITHER THE DEBTOR NOR THE REORGANIZED COMPANY INTENDS TO, AND EACH DISCLAIMS ANY OBLIGATION TO: (a) FURNISH UPDATED PROJECTIONS TO HOLDERS OF ALLOWED CLAIMS OR ALLOWED EXISTING ORDINARY SHARES

PRIOR TO THE EFFECTIVE DATE OR TO HOLDERS OF THE PLAN SECURITIES OR ANY OTHER PARTY AFTER THE EFFECTIVE DATE; (b) INCLUDE SUCH UPDATED INFORMATION IN ANY DOCUMENTS THAT MAY BE REQUIRED TO BE FILED WITH THE SEC; OR (c) OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.

THE PROJECTIONS HAVE BEEN PREPARED EXCLUSIVELY BY THE DEBTOR'S MANAGEMENT. THESE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS, WHICH, THOUGH CONSIDERED REASONABLE BY MANAGEMENT, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTOR AND THE REORGANIZED COMPANY. THE DEBTOR CAUTIONS THAT NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THESE PROJECTIONS OR TO THE REORGANIZED COMPANY'S ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE. FURTHER, EVENTS AND CIRCUMSTANCES OCCURRING AFTER THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. YOU MAY NOT, THEREFORE, RELY ON THESE PROJECTIONS AS A GUARANTEE OR OTHER ASSURANCE OF THE FUTURE PERFORMANCE OF THE REORGANIZED COMPANY. THE NUMERICAL INFORMATION IN THESE PROJECTIONS HAS BEEN PREPARED BY THE DEBTOR AND DOES NOT CONSTITUTE A REPRESENTATION OR ENDORSEMENT OF SUCH INFORMATION BY THE HOLDERS OF EXISTING NOTES, THE BANKS, THE CREDITORS' COMMITTEE OR ANY OF THE DEBTOR'S OTHER CREDITOR CONSTITUENCIES.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

 Except for historical information, statements contained in the Disclosure Statement and incorporated by reference in it, including the Projections, may be considered "forward-looking statements" within the meaning of the federal securities laws. Such forward-looking statements relate to the plans and objectives of the Debtor or future operations. In light of the risks and uncertainties inherent in all future projections and the Debtor's financial position, the inclusion of forward-looking statements should not be regarded as a representation by the Debtor that the objectives or plans of the Reorganized Company will be achieved. Many factors could cause the Reorganized Company's actual results to differ materially from those in the forward-looking statements, including: (i) the ability of the Debtor to continue operating as a going concern and successfully emerge from chapter 11 pursuant to a feasible chapter 11 reorganization plan that provides for the Debtor to remain substantially intact, (ii) timing, execution and results of the Debtor's restructuring or refinancing process, (iii) the Reorganized Company's ability to avoid the acceleration of their long term indebtedness, the resulting cross default under such indebtedness and any resulting enforcement of remedies relating to such default, including foreclosure by their post-Effective Date lenders on collateral for their indebtedness, (iv) the Debtor's and the Reorganized Company's ability, and the ability of their management team, to carry out their business strategies, (v) the Reorganized Company's ability to maintain liquidity and to have sufficient funds to carry out its capital expenditure program, (vi) the Debtor's ability to sell to existing customers and identify and participate in sales to new customers in light of the current uncertainty surrounding the Debtor's financial position, (vii) the continuation of adverse financial results and substantial competition in the Debtor's business, (viii) the Debtor's ability to retain and attract experienced management and other key management personnel, (ix) the Debtor's ability to successfully implement initiatives designed to improve and retain its customer base, (x) the Debtor's ability to attract and retain key customers within both Seismic Services and Production, (xi) the risk of adverse political acts or developments in the Debtor's existing and future international markets, (xii) fluctuations in foreign currency exchange rates affecting the Debtor's translation of operating results, (xiii) continued or increased competition, (xiv) changes in oil prices and corresponding demand for the Debtor's services, (xv) the decline in general economic conditions, (xvi) adverse judgments in pending or future litigation,
(xvii) continued hostilities in the Middle East and the occurrence of future terrorist attacks such as those against the United States on September 11, 2001; and (xviii) changes in interest and exchange rates.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included elsewhere in this document and the Disclosure Statement. The Debtor and the Reorganized Company undertake no obligation to release publicly the results of any future revisions they may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

INTRODUCTION

The Debtor's management has developed the Projections (summarized below) to assist creditors in their evaluation of the Plan and to analyze its feasibility. THE PROJECTIONS ARE BASED ON A NUMBER OF SIGNIFICANT ASSUMPTIONS WHICH ARE DESCRIBED BELOW. ACTUAL OPERATING RESULTS AND VALUES MAY AND LIKELY WILL VARY FROM THOSE PROJECTED. The Projections were prepared based on the expected results of the Reorganized Company, which includes the Debtor and its non-filing subsidiaries.

When the Projections were initially developed, PGS was organized in a holding company model with two major business lines: PGS Geophysical including Marine Geophysical, Onshore Seismic and Data Processing; and PGS Production including FPSO Operations and Pertra (a small oil company operating on the Varg field in the North Sea). Its subsidiaries Atlantis and Atlantic Power were defined as "assets held for sale", and were not included in the Projections. Both of these entities were subsequently sold. The current version of the Projections was prepared on July 24, 2003.

The key points from the Projections are summarized below.

BACKGROUND TO THE PROJECTIONS
The late 1990s saw unprecedented growth in capital expenditures for seismic vessels and equipment as established and new operators invested in increased capacity to meet expected growth in exploration and production activities. Such demand growth never materialized, resulting in substantial industry over-capacity. In this environment, seismic companies, including PGS, invested heavily in their multi client libraries to maintain utilization of their vessels.

The market for the floating production units in the North Sea has been relatively stable, but without the increase in revenues previously forecasted in anticipation of more oil production from "marginal" fields.

RESHAPING THE BUSINESS: A NEW STRATEGY
In late 2002, PGS took decisive steps to align business priorities to demand from the market place and to address the Debtor's financial situation. Actions were built around:

     o    Short term cash improvement / long term cashflow focus.
     o    Cost and personnel reductions.
     o    Intensified management of risk.
     o    Continuing focus on day-to-day operations and performance.
     o    Emphasis on health, safety and environment.
     o    Simplified organization with clearer accountabilities.

These strategies build on the core strengths of PGS, leveraging PGS and its subsidiaries' strong market position and exploiting its leading technology. To execute these strategies, the new leadership decided to move away from the holding company model and to focus more directly on each of PGS's current core businesses. Currently, PGS has four core businesses reporting directly to corporate management: Marine Geophysical (including Data Processing), Onshore Seismic, FPSO Operations and Pertra. In the execution of the Projections, management focus is on extracting the full potential of each of these core businesses within the business priorities described above.

FINANCIAL PROJECTIONS FOR PGS GROUP

PGS management's projections have been based on cashflow projections before interest and taxes, and U.S. GAAP and Norwegian GAAP figures might deviate from the figures presented. The Projections assume that; (i) all FPSO contracts will perform according to contract, including the estimated production profile (ii) all material contracts (including FPSO contracts and subsidiary financing arrangements) are unaffected by the implementation and consummation of the restructuring (e.g. any termination rights which may arise are not invoked) and
(iii) the Saudi Aramco contract with Onshore Seismic which was lost during 2003 will be replaced by equivalent business.

The table below provides a summary of PGS's base case projections prepared on July 24, 2003. The macro economic assumptions for these Projections are an oil price of US$20 per barrel and a continued "soft" economy.

  (US$m)                                             2003E    2004E    2005E    2006E    2007E    2008E     2009E     2010E
  ------                                            -------  -------  -------  -------  -------  -------   -------   -------
REVENUES
  Production                                           345      274      280      255      270      287       275       268
  Geophysical                                          794      751      727      703      693      651       634       591
  Other/corporate                                        0        0        0        0        0        0         0         0
                                                    -------  -------  -------  -------  -------  -------   -------   -------
TOTAL REVENUES                                       1,139    1,025    1,007      958      963      938       910       859

CASH OPERATING COSTS
  Production                                          -195     -170     -164     -159     -172     -176      -179      -182
  Geophysical                                         -571     -526     -516     -509     -507     -447      -444      -452
  Other/corporate                                      -60      -21      -18      -17      -18      -18       -18       -18
                                                    -------  -------  -------  -------  -------  -------   -------   -------
TOTAL CASH OPERATING COSTS                            -826     -717     -698     -686     -697     -641      -641      -652

CASH-FLOW, PRE CAPITAL EXPENDITURES
  Production                                           150      104      116       96       98      111        97        86
  Geophysical                                          223      225      211      194      186      203       190       139
  Other/corporate                                      -60      -21      -18      -17      -18      -18       -18       -18
                                                    -------  -------  -------  -------  -------  -------   -------   -------
TOTAL CASH-FLOW, PRE CAPITAL EXPENDITURES              312      308      309      272      266      297       269       207

CAPITAL EXPENDITURES
  Production                                           -21      -31       -5      -36      -28        0        -6       -17
  Geophysical                                          -26      -46      -50      -55      -61      -50       -50       -50
  Other/corporate                                        0        0        0        0        0        0         0         0
                                                    -------  -------  -------  -------  -------  -------   -------   -------
TOTAL CAPITAL EXPENDITURES                             -47      -77      -55      -90      -89      -50       -55       -67

CASH-FLOW, POST CAPITAL EXPENDITURES                   265      231      254      182      178      248       214       140

SELECTED BALANCE SHEET INFORMATION

FINANCIAL DEBT
  US$113m Oslo Seismic Services Mortgage Notes          99       89       78       66       53       39        24         7
  Capital leases                                        83       65       36       13        7        -         -         -
  US$475m, LIBOR + 1.15% unsecured senior term loan
   facility due 2011                                   475      440      405      370      335      300       265       230
  US$350m, 10.0% senior unsecured notes due 2010       350      350      350      350      350      350       350         -
  US$250m, 8.0% senior unsecured notes due 2006        250      250      250        -        -        -         -         -
                                                    -------  -------  -------  -------  -------  -------   -------   -------
TOTAL FINANCIAL DEBT                                 1,257    1,194    1,119      799      745      689       639       237

FLOATING PRODUCTION ASSUMPTIONS
-------------------------------

Revenues:

     o    Market rates for FPSOs are forecasted to be increasing or flat.

     o Rates are assumed somewhat reduced for PGS vessels currently on very profitable contracts.

     o Ramform Banff is assumed to have a sharp improvement in rates when it enters into a new contract towards the end of the Projections period.

     o Redeployment of PGS fleet with minimal downtime is assumed when existing contracts expire.

     o No material downtime is assumed during contract periods (the Company has no business interruption insurance).

Cash operating expenditures ("Opex"):

     o Opex are assumed to be relatively flat (only index regulated from today's levels).

     o Opex during idle periods are assumed to be reimbursed by the vessel customer.

     o    Maintenance Opex assumed to be US$2.5 million per year per vessel

Capital Expenditures ("Capex"):

     o Capex related to new contracts are assumed to be covered by the operator.

     o    New anchoring systems costing US$5 million are assumed in 2003.

     o Vessel classification costs assumed to be US$5 million approximately every 5th year and US$15 million approximately every 10th year.

GEOPHYSICAL SERVICES ASSUMPTIONS
--------------------------------

Revenues:

     o Overall softening prices from limited demand growth and competitive pricing.

     o    Marine operations:

          o Continued downward pressure on prices in the medium term in the competitive 3D market.

          o PGS high technology position (HD3D, 4D and Seafloor) mitigates negative competitive effects, as production related seismic services are forecasted to have stable pricing.

          o Further capacity shift into Contract (Capacity allocated to Multi-client down 15% in 2003 from 2002 levels, and 10% per annum in 2004 to 2006).

          o Discipline in multi-client pre-funding of between 50% and 60% of costs.

     o    Onshore:

          o    Cautious growth after 2003.

          o    Maximize value of the existing equipment base.

          o    Increased late sales of multi-client library.

Cash operating costs:

     o Annual cash cost savings of US$75 million versus 2002, with main effects coming during 2003/2004.

Capital Expenditures:

     o Maintenance Capex continues at a total of US$8-10 million per year (all products).

     o    Replacement of lower technology streamer systems (1 vessel per year).

     o    Replacement of old Onshore equipment in 2006 and 2007.

OTHER ASSUMPTIONS
-----------------

Corporate overhead costs:

     o    Allocated costs included in each business unit.

     o    Reduced level from 2004/2005 and onwards due to cost cutting program.

     o    Fees and expenses related to financial restructuring included in 2003.

Captive Insurance Company costs:

     o    Internal insurance premium costs are included in each Business Unit.

     o    Revenues assumed to equal costs for the captive insurance company.

Reservoir consultants:

     o Costs included in Business Units. External revenues and costs assumed to be break-even and included in Geo revenues and costs.


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